EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 25, 2011, except for the Goodwill and Other Intangible Asset segment information specific to the year beginning January 1, 2008 discussed in Note 9 to the consolidated financial statements and the Fair Value of Financial Instruments as of December 31, 2008 discussed in Note 12 to the consolidated financial statements, as to which the date for both is April 8, 2011, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in NYSE Euronext’s Current Report on Form 8-K dated May 17, 2011. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

New York, New York

May 17, 2011